July 30, 2008

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Total System Services, Inc. (“Company”)

Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2007

Filed February 29, 2008 and April 28, 2008, respectively

File No.: 1-10254

Dear Ms. Collins:

This letter is written in response to your Letter of Comment dated July 16, 2008 with respect to the Company's Annual Report on Form 10-K and 10-K/A for the year ended December 31, 2007. For your convenience the staff’s comments have been incorporated verbatim below and the Company’s responses immediately follow each comment. Please note that there are two comments that appear in the Letter of Comment numbered as 3.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, part 1

Major Customers, page 2

1.

We note your response to our prior comment 4, in which we asked you to explain why you have not filed your long-term contracts with Bank of America and Capital One as exhibits to your Form 10-K. We do not agree with your suggestion that contracts with material customers need be filed only if the customer is responsible for the “major part” of a filer’s products or services. Item 601(b)(10)(ii)(B) of Regulation S-K requires registrants to file as exhibits “any contract upon which the registrant’s business is substantially dependent.” Your response fails to convincingly demonstrate a lack of substantial dependence with regard to either contract.

Please provide further support for your conclusion that you are not substantially dependent on either of your two single largest contracts. Your response should include, but should not be limited to, your estimate of the quantitative effect on your net income and per share income if you were to lose 11.8% and 13.1% of your revenues because of a termination of either of the agreements. Though we note that you “were able to maintain [y]our earnings stream, protect [y]our prospective earning capacity and maintain [y]our operating and profit margins” in 2006, notwithstanding the loss of a 23.9% customer, you do not discuss the results that would have been achieved had you both retained the customer and experienced the increased revenues from other customers for that year. It appears that in your industry, which does not involve the sale of a fungible product, if you lose a customer who has historically provided a substantial portion of your revenues, your revenues and operating results would necessarily be adversely impacted.

In comment 4 of the June 2 Staff Letter, the staff asked why we had not filed our long-term contracts with Bank of America Corporation and Capital One Financial Corporation as exhibits to our Form 10-K, pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Item 601(b)(10)(ii)(B) requires registrants to file as exhibits “any contract upon which the registrant’s business is substantially dependent.” In comment 1 of the July 16 Staff Letter, the staff noted our response to its previous comment, but indicated that our response failed to convincingly demonstrate a lack of substantial dependence with regard to either of these contracts. Accordingly, the staff asked that we provide further support for our conclusion that we are not substantially dependent on either of these two contracts.

In a telephone conference with the staff on July 25, 2008, we described the basis on which we had concluded that our business is not substantially dependent on either of these contracts, so that they are not required to be filed as exhibits to our Form 10-K. During that call, the staff requested that we provide a written summary of our analysis, and we are providing this response for that purpose.

We believe that the requirement to file contracts upon which a company is “substantially dependent,” pursuant to Item 601(b)(10)(ii)(B), is best understood in the larger context of the Commission’s approach to disclosure about customers and customer contracts. Regulation S-K takes a “layered” approach, requiring varying degrees of disclosure based on the importance of the relationship between the company and a particular customer. Initially, under Item 101(c)(vii) of Regulation S-K, a company must describe its “dependence” on a single customer or on a few customers, the loss of any one of which would have a material adverse effect on the company or a business segment. There is no requirement, however, for the company to name the individual customer or to indicate the level of the company’s revenues attributable to the customer. Next, where the company has a customer that accounted for 10% or more of its revenues and the loss of the customer would have a material adverse effect on a company, Item 101(c)(vii) requires the company to name the customer in the company’s filings. Finally, Item 601(b)(10)(ii)(B) provides a distinct test for when a company will be required to file a customer contract as an exhibit to a registration statement or report. Under Item 601(b)(10), a company need not file customer contracts if the contract is such as ordinarily accompanies the kind of business conducted by the company, as such contracts are deemed to have been made in the ordinary course of business. However, as an exception to this general rule, Item 601(b)(10)(ii)(B) requires the filing of any customer contract upon which the company’s business is “substantially dependent.”

We note that while Item 101(c)(vii) of Regulation S-K incorporates a quantitative test (i.e., 10% of a company’s revenue) and a “material effect” test (i.e., a “material adverse effect on the company”), the “substantial dependence” test under Item 601(b)(10)(ii)(B) does not incorporate either of these approaches. Instead, Item 601(b)(10)(ii)(B) focuses on the “substantial dependence” of a company’s business upon the contract in question. Examples of “substantial dependence” described in Item

601(b)(10)(ii)(B) include continuing contracts to sell the major portion of the company’s products or services or to purchase the major part of the company’s requirements of goods, services or raw materials. Although we do not view these examples as establishing a majority or 50% of revenue threshold for the “substantial dependence” test, we believe that these examples describe contracts which, if lost, would have a significant impact on the manner in which the company conducts business. Another example of a contract on which a company’s business would be “substantially dependent,” described in Item 601(b)(10)(ii)(B), is any franchise, license or other agreement to use a patent, formula, trade secret, process or trade name upon which the company’s business depends to a material extent.

Based on the “substantially dependent” language of Item 601(b)(10)(ii)(B), and the examples cited in the Item, we believe that a company’s contract with a customer would be required to be filed as an exhibit to a registration statement or report if the loss of the contract would fundamentally affect the nature or structure of the company’s business. Whereas Item 101(c)(vii) incorporates a quantitative test (10% of revenue) and a “material adverse effect” test (which would be determined by reference to the impact on a company’s results of operations or financial condition), Item 601(b)(10)(ii)(B) refers to a contract on which the company’s business itself is “substantially dependent.” By way of example, we believe that a company’s business would be considered to be substantially dependent on a contract if, as a result of the loss of the contract, the nature of the company’s business would be changed, the company would change its segments or organizational structure, or the company would change the manner in which it markets its products or delivers it services. Where the loss of a contract would result in these sorts of changes, we believe that the company’s business is “substantially dependent” on the contract.

Because there is no quantitative test under Item 601(b)(10)(ii)(B), we believe that a company could be substantially dependent on a customer contract that falls above or below the 10% level. Similarly, merely because a customer contract accounts for more than 10% of a company’s revenue does not force the conclusion that the company is “substantially dependent” on that contract. In short, while Item 101(c)(vii) employs a quantitative test, Item 601(b)(10)(ii)(B) utilizes a “facts and circumstances” analysis in determining whether there is “substantial dependence” on any particular customer contract.

In our view, this interpretation is consistent with the purpose of Item 601(b)(10)(ii), which is to determine whether otherwise “ordinary course” contracts are so material as to require filing of such contracts for review by investors. A company might have numerous “ordinary course” contracts accounting for various proportions of revenue, the loss of any one of which could have a short-term impact on results of operations; however, if the loss of a contract would fundamentally affect a company’s business, such contract cannot be deemed to be “ordinary course.” Accordingly, in such circumstances, the contract must be filed as an exhibit to the company’s registration statement or report, so that investors and analysts can review the terms of the contract (for example, to assess the likelihood that the contract may be terminated and the impact of any such termination on the company’s business).

While our contracts with Bank of America Corporation and Capital One Financial Corporation accounted for 11.8% and 13.1% of our revenues in 2007, respectively, we believe that the loss of either of these contracts would not fundamentally affect the nature or structure of our business. Each of these contracts is a long-term contract and requires significant advance notice of early termination as well as an early termination fee. These notice and termination fee provisions would cushion the effect on our business if either of these customers elected to terminate its contract. In addition, we would move to offset the loss of revenue from either of these customers by reducing hardware and software expenses, redeploying personnel and eliminating other variable costs related to the customer. Because of these variables, it is not possible for us to determine the precise quantitative impact on our net income and per share income of the loss of each of these customers; however, we expect that any lost revenue would be at least partially offset by the termination fee and reduction in certain expenses. More importantly, for purposes of the analysis under Item 601(b)(10)(ii)(B), we believe that the loss of either of these contracts would not result in a fundamental change in the way that we conduct business (for example, in our organizational structure, in the manner in which our electronic payment processing services are delivered to other customers or in the way that we market our services). Accordingly, we do not believe that our business is “substantially dependent” on either of these contracts.

We point out that the electronic processing services we provide to Bank of America Corporation and Capital One Financial Corporation are the same type as the services we provide to other of our credit card issuer clients. The target market for our credit card issuer services consists of all credit card issuers—for example, financial institutions and retailers. We continuously seek to add new customers and have generally been successful in adding new customers on an annual basis. For example, even excluding our 2006 addition of Capital One Financial Corporation, in each year from 1998 to 2006 (with one exception) we added one or more new customers that represented from 2.4% to 7.5% of our 2007 total revenues. While the transition would not be immediate, we believe we could replace lost revenue attributable to either Bank of America Corporation or Capital One Financial Corporation by adding additional customers and we believe that we could offset such lost revenue by redeploying capacity and reducing certain variable expenses following any termination. For example, we signed the processing agreement with Capital One Financial Corporation within three months of the announcement that one of our major customers would transfer the processing of its consumer card portfolio to the customer’s in-house system. In 1999, we completed the conversion of Sears Roebuck and Co. and Royal Bank of Canada to our processing systems at the same time as we prepared to discontinue services to a customer representing 13% of our total revenues.

Based on the above analysis and our expectations regarding existing and future customer relationships, we do not believe that our business is substantially dependent upon our contracts with Bank of America Corporation and Capital One Financial Corporation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

2.

With respect to your response to our prior comment 5, your disclosure that a “majority” of the changes in your revenues are attributable to volume activity appears to be unnecessarily vague in identifying the portion of the change attributable to volume changes. In future filings please provide a more precise estimate of the portion of the revenue change due to the change in volume. Also, consider describing any material assumptions you made in generating the quantitative estimate. See Item 303(a)(3)(iii) of Regulation S-K.

In future filings, the Company will provide an estimate of the portion of its revenue change due to the change in volume and describe any material assumptions used in generating this estimate.

3.

We note your response to our prior comment 8, in which we asked you to provide a clear description of the process of deconverting your customers, as well as the impact on your business. You indicate that in some filings through the 2006 10-K you provided more detailed disclosure of the conversion process and its impact. Although the deconversion of Bank of America and Sears took place in fiscal 2006, the financial statements for 2006 are included in your 10-K for fiscal 2007, and it appears that information about the deconversion process and its impact on your business is helpful for current stockholders to understand your historic financials. To the extent an understanding of the deconversion process remains of significance to business and financial information discussed in future filings, please consider providing and appropriately expanded discussion of the deconversion process and its impact on your business.

In future filings, the Company will provide and expand, when appropriate, a discussion of the deconversion process and its impact upon our business.

Results of Operations, page 26

3.

We note your response to our prior comment 12 where you indicate that the transaction and processing provision includes actual processing errors and contractual contingencies, as well as changes in estimates related to the Company’s provision for these items. You further indicate that the reserve for contractual contingencies and processing errors decreased in 2007 as a result of the Company’s improvement to the quality of your delivery of product and services. In addition, you include a discussion of various contingencies that were resolved in the Company’s favor during fiscal 2007, which resulted in a decrease in expense during the year. Please quantify the various items that contributed to the changes in the transaction processing provisions for each of the last three fiscal years and please provide a rollforward of the reserves for contingencies and processing errors for each period presented so that we may better evaluate the Company’s prior response and the adequacy of your disclosures.

The executive directive for improvement in quality for the delivery of products and services over the previous years has resulted in favorable results of operations from actual activity and historical average estimates as discussed below. Favorable outcome of client issues was the result of detail root cause analysis which allowed TSYS to be in a better position while negotiations occurred during the settlement process.

The historical average estimate noted in the table below is determined by estimating non-significant and significant monthly transaction processing expenses. The non-significant errors are based on the previous 24 months of actual processing expenses. This monthly average is multiplied by 4 months which is the average time required for these to emerge. Significant transaction processing expenses, defined as amounts greater than one million dollars, are reviewed and estimated based on historical experience.

The specific error accruals are known issues that are in the negotiation process. Therefore, they are recorded based on the information provided by management that is directly involved in evaluating the financial impact of the issue.

Favorable outcome of client issues are the result of the reversal of previous year estimates, that were resolved favorably for TSYS. This includes resolved contractual contingencies.

The changes in transaction processing expenses for each of the last three fiscal years are as follows:

Years ended December 31,	2007	2006	2005
(in thousands)
Increase (decrease) in historical average estimate	$(1,192)	(507)	285
Increase in specific error accruals and settlement payments	4,035	12,199	8,160
Favorable outcome of client issues	(2,808)	(711)	(1,048)
Total transaction processing expense	$35	10,981	7,397

The rollforward of transaction processing provisions includes the reserves for contingencies and processing errors. A rollforward of each reserve for each period is presented follows:

	Balance at			Balance at
	beginning			end
	of period	Additions	Deductions	of period
Year ended December 31, 2005:
Contractual contingencies	$-	-	-	$-
	$-	-	-	$-

Processing errors	$9,284	7,397	(7,228)	$9,453
	$9,284	7,397	(7,228)	$9,453

Year ended December 31, 2006:
Contractual contingencies	$-	1,250	-	$1,250
	$-	1,250	-	$1,250

Processing errors	$9,453	9,731	(7,789)	$11,395
	$9,453	9,731	(7,789)	$11,395

Year ended December 31, 2007:
Contractual contingencies	$1,250	(1,250)	-	$-
	$1,250	(1,250)	-	$-

Processing errors	$11,395	1,285	(4,155)	$8,525
	$11,395	1,285	(4,155)	$8,525

Consolidated Statements of Income, page 45

4.

We note your response to our prior comment 14 where you indicate that the Company is currently implementing the infrastructure necessary to capture and segregate costs between cost of revenues and SG&A expenses. We further note the Company’s representations in your letter dated July 10, 2002 that expenses related to sales and marketing and general and administrative were not significant. Please clarify whether these expenses are still insignificant. Also, please tell us whether the Company has determined that virtually all of your operating expenses are the same as cost of services associated with service revenues. If so, then please revise your disclosures, preferably on the face of the income statement or in your footnote disclosures, to clearly indicate as such. Alternatively, if the Company cannot make this representation and your current disclosures are the result of system limitations, then it is still unclear to the Staff how your current presentation complies with Rule 5-03(b)(2) of Regulation S-X. Please explain further why you believe the Company’s current presentation is appropriate and tell us how your disclosures will change once the new system implementation is complete.

Based upon currently available information, the Company estimates that its expenses related to sales and marketing and general and administrative are insignificant. The Company estimates these costs to be 7% to 8% of total operating expenses in 2007. The Company believes it is currently limited in precisely quantifying these costs until proper analysis of these costs is completed.

The Company believes that the current presentation complies with Rule

5-03(b)(2) of Regulation S-X. Cost of sales typically includes the direct expenses incurred in providing a particular service, including cost of materials, equipment and direct labor. The Company believes the vast majority of the Company’s operating expenses are cost of sales, and its current presentation provides more meaningful information by itemizing those costs into separate cost lines.

In future filings, the Company will provide a footnote disclosure defining operating expenses as including cost of sales and an insignificant amount of sales and marketing and general and administrative expenses until the Company’s new system implementation is complete.

The Company’s disclosures will change prospectively once the new system implementation is complete by including two separate expense lines – cost of sales and selling, general and administrative expenses on the face of its statement of operations.

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 51

5.

We note your response to our prior comment 16 where you provided a breakdown of the Company’s server-based software licensing arrangements, which are multi-year time-based licenses. It appears, however, that these arrangements are not the Company’s only license arrangements as your disclosures in Note 1 and in your response to our prior comment 17 also refer to perpetual license arrangements. Please tell us the amount of license revenues recognized (both time and perpetual) for each period presented. In addition, tell us how you considered presenting separate line items for revenue earned from the sale of your products and services in your Consolidated Statements of Operations pursuant to Rule 5-03(b)(1) of Regulation S-X.

The Company recognized the following license revenues for the years ended December 31, 2007, 2006, and 2005, respectively.

Year ended December 31,	2007	2006	2005
(in millions)
License revenues	$30.4	12.7	8.7
Total revenues	$1,805.8	1,787.2	1,602.9

Percent of total revenues	1.7%	0.7%	0.5%

The Company's revenues are predominantly service-based revenues, which the Company divides into four categories for disclosure purposes: electronic payment processing, merchant processing, other services and reimbursable items. Pursuant to Rule 5-03(b)(1) of Regulation S-X, the Company analyzed the percent of revenues derived from license revenues. Since the total license revenues is less than 10% of total revenues, the Company has combined the license revenues the appropriate revenue categories.

6.

Clarify your statement that for those customers who “actually renew, almost all” renew at the contracted rate. In this regard, tell us what percentage of your customers actually renews the maintenance services and of those customers, tell us what percentage renews at the stated rates. Further, tell us how you considered paragraph 57 of SOP 97-2 in determining that such rates were substantive.

In response to your request for clarification, TSYS Card Tech experienced a renewal rate of approximately 100% (only two clients have not renewed in the past 15 years). Of those customers, approximately 95% renewed at the stated rate.

In consideration of paragraph 57 of SOP 97-2, the Company, as previously discussed in June 13, 2008 response, does not have VSOE for the fair value of PCS as the Company requires its customers to renew PCS in order to continue to use the software.

If you have any questions or wish to discuss any of our responses, please contact me at 706-649-2262.

Sincerely,

/s/James B. Lipham James B. Lipham Senior Executive Vice President and Chief Financial Officer